UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-33153

Endeavour Silver Corp.
(Translation of registrant's name into English)

#1130-609 Granville Street
Vancouver, British Columbia, Canada V7Y 1G5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

This report on Form 6-K/A is being filed by Endeavour Silver Corp. (the “Company”) to amend the Form 6-K filed with the Commission earlier today, August 9, 2022, and the press release attached thereto as Exhibit 99.1, which included an inadvertent error in the Company’s 2022 All-in Sustaining Cost estimate. Specifically, in the table under the heading “Revision to Full Year 2022 Guidance” the amount for AISC, net of gold by-product credits of “$19.00-$20.00” per ounce should instead have been “$20.00-$21.00” per ounce, as reflected in the attached revised press release. Other than this correction to the press release, there are no other changes or amendments to the press release or the Form 6-K as originally filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Endeavour Silver Corp.
(Registrant)

Date: August 9, 2022	/s/ DAN DICKSON
Dan Dickson
CEO

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated August 9, 2022